

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 28, 2008

Mr. Paul A. Smith
Senior Vice President, Finance and Administration, and Treasurer
Imperial Oil Limited
237 Fourth Avenue, S.W.
Calgary, AB Canada T2P 3M9

> **Re: Imperial Oil Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 0-12014**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

General

1. Briefly explain to us why you do not file proxy or information statements with the Commission.

2.   Please confirm in writing that you will comply with the following compensation disclosure comments in all future filings. Provide us with responsive disclosure, along with an example of the disclosure you intend to use. After our review of your responses, we may raise additional comments.

Executive Compensation

Executive Resources Committee Report on Executive Compensation

Compensation Discussion and Analysis, page 38

3.   You indicate that the "appraisal process assesses performance against business performance measures and objectives relevant to each employee…." This suggests that there may be qualitative factors and targets requiring disclosure. Describe and disclose the factors and targets in each case, or revise the disclosure to clarify this point further.

4.   There appear to be substantial differences among named executive officers with regard to the type and amount of compensation received. Explain the reasons for the differences. As noted in Section II.B.1 of Release 33-8732A, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.

5.   Clarify whether each element of compensation is benchmarked, and provide additional detail and context for your statement that "On a case-by-case basis, depending on the scope of market coverage represented by a particular comparison, compensation is targeted to a range between the mid-point and the upper quartile of comparable employers…."

6.   The range between the "mid-point" and "upper quartile" appears to be a range encompassing all points between 50% and 100%. Avoid general references, and identify the specific targeted percentile of each element of compensation for each named executive officer. With regard to actual compensation paid for 2007, disclose the actual percentiles that the compensation represented in each case.

7.   If individual components of compensation are benchmarked, provide the particulars in each case. Similarly, if benchmarking varies by executive officer, disclose the particulars for each. If there is no individual benchmarking, whether by components or with regard to different executive officers, provide clarifying disclosure to that effect. In that case, explain further how the levels between the 50% mid-point and 100% upper quartile are determined in practice. See Item 402(b)(2)(xiv) of Regulation S-K.

8. Identify the peer group of 25 companies that you use to benchmark compensation. State whether these same companies comprise the "competitive market" used to determine Mr. Hearn's salary. If there are two separate groups, identify the companies comprising each.

Base Salary, page 38

9. You state that in determining base salaries, increases vary depending on each executive's performance assessment and other factors such as time in position and potential for advancement. Identify the actual performance factors or goals that you consider in setting base salaries, and discuss whether, for each named executive officer, he met those goals.

Cash Bonus, page 38

10. You state that in determining cash bonuses, bonuses are drawn from an aggregate bonus pool based on the company's financial and operating performance and that cash bonus awards vary depending on each executive's performance assessment. Identify the factors used to establish the 2007 pool and explain why it remained the same in 2006 and 2007. Identify the actual performance factors or goals that you considered in awarding bonuses to each named executive officer and discuss whether, for each named executive officer, he met those goals.

Medium/Long term Incentive Compensation, page 38

11. You state that the earnings bonus unit plan promotes individual contribution to sustained improvement in your performance and shareholder value.

   • For each named executive officer state the amount of the bonus awarded, identify the actual performance factors or goals that you considered in awarding the bonuses and discuss whether he met those goals.

   • Explain further the material features of this plan. For example, it is unclear what you mean by payout occurring when the "maximum settlement value" is achieved.

12. In regard to the restricted stock unit plan, which you indicate will be your primary long term incentive compensation plan in future years, state the grant level guidelines and explain how they were determined. For each named executive officer state the amount of the grant awarded. State whether the grants are awarded to the named executive officers based on the achievement of performance goals.

Details of long-term and medium-term incentive compensation, page 43

13.   Please include separate subheadings identifying the name of the plan that you
        discuss.

14.   It appears from note 9 at page F-16 that you no longer intend to issue options
        under the stock option plan, pursuant to which none have been awarded since
        2002, according to note 4 at page 41. Please disclose that information in this
        section as well.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Property, Plant and Equipment, page F-7

15.   We note your disclosure indicates depreciation of oil sands assets begins at the
        time when production commences on a regular basis. Please clarify the meaning
        of "regular basis" and tell us how your policy is consistent with the guidance
        found in EITF 04-6.

16.   We further note that extraction facilities and upgrading facilities are depreciated
        based on proven developed reserves. Please explain why your method for
        depreciating oil sands assets does not include all proven as well as probable
        reserves.

17.   Please expand your disclosure to state the method and reserve base used to
        depreciate other mining related infrastructure costs such as pre-production
        stripping, roads, waste dumps, water control, etc.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director